SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE
                                    13d-2(a)

                                (Amendment No.1)*

                               Counsel Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203)422-3340
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 21, 2004
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  15,445,395

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  15,445,395

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  15,445,395

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.8%

14.      TYPE OF REPORTING PERSON*
                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  15,445,395

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  15,445,395

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  15,445,395

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  31.8%

14.      TYPE OF REPORTING PERSON*
                  IN

                           *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 ("Amendment No. 1") is filed as of January 26, 2004 on behalf of the Reporting Persons (as defined below) with respect to the Common Stock (as defined below) of the Issuer (as defined below). By this Amendment No. 1, the Reporting Persons hereby amend and supplement Schedule 13D filed on January 8, 2004 (the "Original Schedule 13D") (the Original Schedule 13D, as amended, shall be referred to as the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 1.  Security and Issuer.

     This statement relates to the common shares, without par value ("Common Stock") of Counsel Corporation (the "Issuer"). The Issuer's principal executive office is located at The Exchange Tower, Suite 1300, 130 King Street West, Toronto, Ontario M5X 1E3.

ITEM 2.  Identity and Background.

     (a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the "Reporting Persons") are:

     - Amaranth LLC, a Cayman Islands exempted company ("Amaranth"), which prior to December 31, 2003 existed as Amaranth L.L.C., a Delaware limited liability company. Amaranth Advisors L.L.C., a Delaware limited liability company, is the trading advisor for Amaranth. Amaranth Advisors (Canada) ULC, a Nova Scotia unlimited liability company ("Amaranth Advisors (Canada)"), provides investment management services to Amaranth with respect to the shares of Common Stock owned by Amaranth. Amaranth holds the shares of Common Stock beneficially owned by it.

     - Nicholas M. Maounis, an individual and a citizen of the United States ("Maounis"). Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     The business address of Amaranth, Amaranth Advisors L.L.C. and Mr. Maounis is One American Lane, Greenwich, Connecticut 06831.

     The business address of Amaranth Advisors (Canada) is Canada Trust Tower, BCE Place, Suite 3160, PO Box 216, 161 Bay Street, Toronto, Ontario M5J 2S1.

     The principal business of Amaranth is that of a private investment fund engaged in the purchase and sale of securities for its own account.

     The principal business of Amaranth Advisors L.L.C. is serving as the trading advisor for Amaranth and other private investment funds.

     The  principal   business  of  Amaranth   Advisors  (Canada)  is  providing
investment management services.

     The principal business of Mr. Maounis is serving as the managing member of Amaranth Advisors L.L.C.

     (d) During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                                      AMOUNT OF FUNDS
Working Capital                                      $15,123,020

ITEM 4.  Purpose of Transaction.

     With respect to their beneficial ownership of the Common Stock, the Reporting Persons previously filed jointly with Paloma International L.P., a Delaware limited partnership ("Paloma"), and S. Donald Sussman, a citizen of the United States. The Reporting Persons, Paloma and Mr. Sussman jointly filed a
Schedule 13D on September 19, 2003, as amended October 1, 2003, as further amended November 12, 2003 (collectively, the "Joint Schedule 13D Filing"). As of January 8, 2004, the Reporting Persons ceased to file jointly with Paloma and Mr. Sussman.

     As previously reported in the Original Schedule 13D, on January 2, 2004, Amaranth agreed to purchase from Sunrise Partners Limited Partnership ("Sunrise"), a subsidiary of Paloma, all 6,868,561 shares of Common Stock beneficially owned by Sunrise. Completion of this purchase was subject to certain closing conditions, including the satisfaction of certain regulatory requirements. This purchase closed on January 21, 2004.

     The Reporting Persons currently hold their shares of Common Stock for investment purposes only. The Reporting Persons reserve the right to reconsider their investment intentions with respect to the Issuer and may determine, either alone or together with other holders of Common Stock, to exercise the voting rights attached to those shares for the purpose of influencing the control or direction of the Issuer. Depending upon market conditions, the actions taken by the Issuer and other factors that they may deem material, the Reporting Persons may purchase additional shares of Common Stock or other related securities or may dispose of all or a portion of the shares of Common Stock or other related securities that they now beneficially own or may hereafter acquire, and may enter into hedging transactions related to its investment in those securities.

     The Reporting Persons previously reported in the Joint Schedule 13D Filing that they each beneficially owned 6% Convertible Unsecured Subordinated Debentures due October 31, 2003 (the "Debentures") issued by the Issuer, which were convertible into shares of Common Stock. The Reporting Persons also previously reported in the Joint Schedule 13D Filing that they had been informed that the Issuer intended to satisfy its obligation to pay the aggregate principal amount payable to the holders of the Debentures on October 31, 2003 by electing to use a right under the trust indenture governing the Debentures to pay the Debentures in Common Stock (the "Issuer Payment Election"). The Issuer had indicated that it would satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures.

     On October 31, 2003, the maturity date of the Debentures, the Issuer purported to satisfy its obligation to pay the principal amount of the Debentures at maturity by delivering 690 shares of Common Stock for each US$1,000 principal amount of Debentures.

     The information disclosed above (and in the Joint Schedule 13D Filing) with respect to the Issuer Payment Election was provided to the Reporting Persons through a press release by the Issuer on September 9, 2003, the date used by the Reporting Persons as the Event Date of the initial filing of the Joint Schedule 13D Filing. However, the Reporting Persons' use of the September 9, 2003 Event Date in the initial Joint Schedule 13D Filing was without prejudice, since the Reporting Persons did not (and still do not yet) have all of the facts with respect to the Issuer's compliance with the conditions to make the above mentioned payment election.

     On September 29, 2003, Amaranth commenced litigation in Ontario, Canada (the "Litigation") against the Issuer seeking an order invalidating the share payment notice purportedly delivered to the Debenture holders by the Issuer on September 9, 2003, in connection with the Issuer Payment Election, as well as its legal costs incurred in connection with the Litigation. On October 28, 2003, the Ontario court ruled that Amaranth did not have standing to pursue the Litigation against the Issuer. Amaranth is currently appealing that ruling.

ITEM 5.  Interest in Securities of the Issuer.

     (a) Amaranth beneficially owns 15,445,395 shares of Common Stock, which represent 31.8% of all of the outstanding shares of Common Stock.

     Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

     (b) Mr. Maounis has shared power with Amaranth to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Amaranth.

     (c) The following transactions were effected by the Reporting Persons since the most recent filing on Schedule 13D:

          In a privately negotiated transaction, on January 2, 2004 Amaranth agreed to purchase the 6,868,561 shares of Common Stock owned by Sunrise, a subsidiary of Paloma, at a price of $1.08 per share, subject to the satisfaction of certain closing conditions. This purchase closed on January 21, 2004.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

ITEM 7.  Material to be Filed as Exhibits.

         Exhibit A - Joint Filing Agreement (previously filed)

                                   SIGNATURES

     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  January 26, 2004


                  AMARANTH LLC
                        By: Amaranth Advisors L.L.C.,
                              as Trading Advisor


                              By: /s/ Nicholas M. Maounis
                                  -----------------------
                                      Nicholas M. Maounis
                                      President


                  /s/ Nicholas M. Maounis
                  -----------------------
                      Nicholas M. Maounis